UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the Semiannual Period Ended June 30, 2022

PARALLEL FLIGHT TECHNOLOGIES, INC.

(Exact name of issuer as specified in its charter)

Delaware

(State or other jurisdiction of

incorporation or organization)

83-2143900

(I.R.S. Employer Identification No.)

450 McQuaide Drive

La Selva Beach, CA. 95076

(Address of principal executive offices)

831-252-4175

(Issuer’s telephone number, including area code)

In this Semiannual Report, the term “Parallel Flight Technologies” “we,” or “the company” refers to Parallel Flight Technologies, Inc.

This report may contain forward-looking statements and information relating to, among other things, our business plan, strategy, and broader industry trends. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to our management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward-looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations for the six-month period ended June 30, 2022 (the “2022 Interim Period”), and the six-month period ended June 30, 2021 (the “2021 Interim Period”) should be read in conjunction with our unaudited consolidated financial statements and the related notes included in this report.

Overview

We were formed as a Delaware corporation on September 10, 2018. Our headquarters are located in La Selva Beach, California. We manufacture and market drones for commercial use.

Results of Operation

Revenue

For the 2022 Interim Period, our revenue was $189,503 and primarily a result of a combined grant income from the United States Department of Agriculture and the National Science Foundation. For the 2021 Interim Period, our revenue was $106,349 and primarily a result of a combined grant from the United States Department of Agriculture and the National Science Foundation.

Operating Expenses

Throughout the 2022 Interim Period, we spent most of our efforts advancing and developing our technologies. Our operating expenses consist of general and administrative, sales and marketing and research and development. For the 2022 Interim Period, our operating expenses were $1,586,164, including, $665,205 for general and administrative, $149,394 for sales and marketing, and $771,295 for research and development. For the 2021 Interim Period, our operating expenses were $1,406,843, including, $1,086,996 for general and administrative, $2,500 for sales and marketing, and $317,347 for research and development. Our total operating expenses were comparatively higher during the 2021 Interim Period, primarily because we increased our staff and our research and development expenses.

Operating Loss

Our operating loss for the 2022 Interim Period, was $1,396,391, compared to $1,300,494 for the 2021 Interim Period. The increase in losses primarily resulted from the increase in our staff and research and development efforts.

Net Loss

Our net loss for the 2022 Interim Period, was $1,396,391, compared to a net loss of $1,300,494, for the 2021 Interim Period.

Liquidity and Capital Resources

As of June 30, 2022, we had $ 1,436,702 in cash, compared to $2,120,459 as of December 31, 2021. The net cash position decreased due to operating expenses, partially compensated by funds raised through our Regulation CF campaign.

We will incur significant additional costs in developing products, and in production, marketing, sales and customer service, and intend to continue to fund our operations through funds received from our recent Regulation Crowdfunding campaign, funds received through this offering, and additional debt and/or equity financing as determined to be necessary. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. Accordingly, our independent auditor’s report includes a paragraph regarding substantial doubt about our ability to continue as a going concern.

Impact of COVID-19 and Inflation

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic. The continued spread of COVID-19 and governmental responses to contain the virus have created, and may continue to create, disruption in global supply chains, adversely impacting many industries. In addition, the outbreak could have a continued material adverse impact on economic and market conditions and, with continued inflation and higher interests rates, could trigger a period of global economic slowdown. As a result, the ultimate financial impact on us from these uncertainties cannot be reasonably estimated at this time.

Item 2. Other Information

None.

Item 3. Financial Statements

The accompanying semiannual financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ending June 30, 2022 are not necessarily indicative of the results that can be expected for the year ending December 31, 2022.

Item 4. Exhibits

2.1	Second Amended and Restated Certificate of Incorporation of Parallel Flight Technologies, Inc. (incorporated by reference to Exhibit 2.1 to the Amendment to Offering Statement on Form 1-A filed on August 14, 2020 – File No. 024-11247)

2.2	Bylaws of Parallel Flight Technologies, Inc. (incorporated by reference to Exhibit 2.2 to the Amendment to Offering Statement on Form 1-A filed on August 14, 2020 – File No. 024-11247)

4.1	Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 to the Amendment to Offering Statement on Form 1-A filed on August 14, 2020 – File No. 024-11247)

6.1	Transfer Agent Agreement with StartEngine Secure (incorporated by reference to Exhibit 6.1 to the Amendment to Offering Statement on Form 1-A filed on August 14, 2020 – File No. 024-11247)

6.2	Quotation Agreement with StartEngine Primary, LLC (incorporated by reference to Exhibit 6.4 included within the Offering Statement Supplement on Form 253(g)(2) filed on November 12, 2020 – File No. 024-11247)

8.1	Escrow Services Agreement (incorporated by reference to Exhibit 8.1 to the Current Report on Form 1-U filed on October 5, 2020 – File No. 24R-00334)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARALLEL FLIGHT TECHNOLOGIES, INC.

By	/s/ Joshua Resnick
Title:	Chief Executive Officer and Chief Financial Officer

Date:	September 28, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

By	/s/ Joshua Resnick
Title:	Chief Executive Officer and Chief Financial Officer (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

Date:	September 28, 2022

PARALLEL FLIGHT TECHNOLOGIES, INC.

FINANCIAL STATEMENTS (UNAUDITED)

AS OF AND FOR THE SIX MONTHS ENDED

JUNE 30, 2022

PARALLEL FLIGHT TECHNOLOGIES, INC

PARALLEL FLIGHT TECHNOLOGIES, INC.

BALANCE SHEETS (UNAUDITED)

	June 30, 2022	December 31, 2021
Assets
Current Assets:
Cash	$1,436,702	$2,262,190
Prepaid expenses	16,598	33,563
Total current assets	1,453,300	2,295,753

Property and equipment, net	111,288	124,965
Total assets	$1,564,588	$2,420,718

Liabilities and Stockholders' Equity
Current Liabilities
Accounts payable	$49,510	$66,684
Accrued liabilities	223,425	138,600
Deferred revenue	35,655	-
Total current liabilities	308,590	205,284

Long-Term Liabilities
Simple agreements for future equity (SAFEs) - Note 6	11,764	11,764
Total liabilities	$320,354	$217,048

Stockholders' Equity
Class A common stock, $0.00001 par value-8,000,000 authorized; 6,008,424 and 6,008,424 outstanding at June 30, 2022 and December 31, 2021, respectively	60	60
Class B common stock, $0.00001 par value-3,000,000 authorized; 1,501,126 and 1,453,795 outstanding at June 30, 2022 and December 31, 2021, respectively	15	14
Stock subscription receivable	(237,131)	(55,173)
Additional paid-in capital	7,343,858	6,724,946
Accumulated deficit	(5,862,568)	(4,466,177)
Total stockholders' equity	1,244,234	2,203,670

Total liabilities and stockholders' equity	$1,564,588	$2,420,718

PARALLEL FLIGHT TECHNOLOGIES, INC.

STATEMENTS OF OPERATIONS (UNAUDITED)

	For the Six Months Ended	For the Six Ended
	June 30, 2022	June 30, 2021
Grant revenue	$189,503	$106,349

Operating expenses:
General and administrative	665,205	1,086,996
Sales and marketing	149,394	2,500
Research and development	771,295	317,347
Total operating expenses	1,586,164	1,406,843

Net loss before income taxes	(1,396,391)	(1,300,494)

Provision for income taxes	-	-

Net loss	$(1,396,391)	$(1,300,494)

Weighted average loss per share of Class A and B common stock - basic and diluted	$(0.19)	$(0.20)

Weighted average shares outstanding of Class A and B common stock - basic and diluted	7,485,885	6,564,055

PARALLEL FLIGHT TECHNOLOGIES, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2022 and 2021

	Class A - Common Stock		Class B - Common Stock		Stock Subscription	Additional Paid-In	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Receivable	Capital	Deficit	Equity
Balance at December 31, 2020	6,008,424	$60	313,569	$3	$(49,921)	$2,253,958	$(1,540,776)	$663,324
Receipt of stock subscription receivable	-	-	-	-	49,921	-	-	49,921
Issuance of common stock for cash - Reg A	-	-	763,384	8	(616,375)	3,564,995	-	2,948,628
Offering costs	-	-	-	-	-	(227,955)	-	(227,955)
Stock-based compensation						19,000		19,000
Net loss	-	-	-	-	-	-	(1,300,494)	(1,300,494)
Balance at June 30, 2021	6,008,424	$60	1,076,953	$11	$(616,375)	$5,690,998	$(2,841,270)	$2,152,424

Balance at December 31, 2021	6,008,424	$60	1,453,795	$14	$(55,173)	$6,724,946	$(4,466,177)	$2,203,670
Receipt of stock subscription receivable	-	-	-	-	55,173	-	-	55,173
Issuance of common stock for cash - Reg CF	-	-	47,331	1	(237,131)	798,602	-	561,472
Offering costs	-	-	-	-	-	(228,690)	-	(228,690)
Stock-based compensation	-	-	-	-	-	49,000	-	49,000
Net loss	-	-	-	-	-	-	(1,396,391)	(1,396,391)
Balance at June 30, 2022	6,008,424	$60	1,501,126	$15	$(237,131)	$7,343,858	$(5,862,568)	$1,244,234

PARALLEL FLIGHT TECHNOLOGIES, INC.

STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,396,391)	$(1,300,494)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	13,676	4,209
Stock based compensation	49,000	19,000
Changes in operating assets and liabilities:
Prepaid expenses	16,965	1,086
Accounts payable	(17,174)	(11,299)
Accrued liabilities	84,825	412
Deferred revenue	35,655	(86,349)
Net cash used in operating activities	(1,213,444)	(1,373,435)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	-	(94,627)
Net cash used in investing activities	-	(94,627)

CASH FLOWS FROM FINANCING ACTIVITIES:
Receipt of stock subscription receivable	55,173	-
Common stock issued for cash, net of offering costs	332,783	2,770,593
Net cash provided by financing activities	387,956	2,770,593

Increase (decrease) in cash and cash equivalents	(825,488)	1,302,537

Cash and cash equivalents, beginning of period	2,262,190	817,928
Cash and cash equivalents, end of period	$1,436,702	$2,120,459

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

NOTE 1 – NATURE OF OPERATIONS

Parallel Flight Technologies, Inc., was formed on September 10, 2018 in the State of Delaware.   The financial statements of Parallel Flight Technologies, Inc., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are located in La Selva Beach, California.

The Company designs heavy-lift, autonomous aircraft based on our proprietary heavy-lift technology. Our aircrafts are anticipated to lift more payload and fly for a longer duration than other competitive technologies. The Company is currently developing unmanned aircraft solutions for wildland firefighters to drastically improve firefighter safety and effectiveness. The Company is working closely with federal, state, and local fire agencies to build the right tool for firefighting in the 21st century. Beyond firefighting, the Company’s technology will create new possibilities for commercial drones, unmanned logistics, and Urban Air Mobility.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information. Accordingly, our financial statements do not include all the information and footnotes required by GAAP for complete financial statements. Normal and recurring adjustments considered necessary for a fair statement for the results for the interim periods have been included. Operating results for the six months ended June 30, 2022 are not necessarily indicative of the results that may be expected for the year ending December 31, 2022.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2022 and December 31, 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

The SAFEs are considered a level 3 liability as there are no observable direct or indirect inputs. Based on management’s estimates as of June 30, 2022, the fair value of these instruments is considered to be the carrying value. Management’s estimates are based on the short duration of the outstanding SAFEs, the fact that market circumstances had not changed materially since the instruments were originated, and that the SAFEs were sold at the same terms to both related parties and unrelated parties throughout 2022 and 2021. Accordingly, there was no change in valuation during 2022.

As of June 30, 2022, management estimated the fair value of the remaining SAFE based on guidance prescribed by ASC 825-10. Management’s estimate of fair value is based on an observable price change as of the date of its Regulation CF campaign. As of June 30, 2022, all but $11,764 of the SAFEs converted to equity (See Note 5).

Cash and Cash Equivalents

The Company considers all short-term, highly liquid, unrestricted investments with original maturities of three months or less, to be cash equivalents.

Property and Equipment

Fixed assets are stated at cost. The Company’s fixed assets are depreciated using the straight-line method over the estimated useful life to three to seven years. At the time of retirement of other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets in accordance with Accounting Standards Codification (“ASC”) 360-10-35, Impairment or Disposal of Long-Lived Assets. Under that directive, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Such group is tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. When such factors and circumstances exist, the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives are compared against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made.

Simple Agreements for Future Equity (“SAFEs”)

The Company has issued several Simple Agreements for Future Equity (“SAFEs”) in exchange for cash financing. As of June 30, 2022, all but $11,764 of these funds converted to equity. As of June 30, 2022, these funds had been classified as long-term liabilities (See Note 5 and 7).

As of June 30, 2022 and December 31, 2021, the Company had accounted for its SAFEs as derivative liabilities under the FASB’s ASC section 815-40 and ASC section 815-10. No changes in the fair value of the SAFEs occurred during the period from issuance though the June 30, 2022.

Revenue Recognition

In accordance with Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (ASC”) Topic 606, Revenue from Contracts with Customers is when the customer takes physical possession of the product. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these goods, using the five-step method required by ASC 606. The Company adopted this standard at the beginning of fiscal year 2019, with no material impact to its financial position or results of operations, using the modified retrospective method.

Revenue from grants is recognized in the period during which the conditions under the grant have been met and the Company has made payment for the related expense. Grant revenue was $189,503 and $106,349 for the six months ended June 30, 2022 and 2021, respectively. In relation to grant revenue, as of June 30, 2022 and December 31, 2021, we deferred $35,655 and $0 related to receipt of funds in advance of completing performance obligations under the agreement, respectively. Management believes the loss of such revenues will not have a material effect on the Company’s operations.

Research and Development

The Company incurs research and development costs during the process of researching and developing its technologies and future product offerings. Research and development costs consist primarily of developing heavy lift technology across the aerospace, military and public service industries. These costs are expensed as incurred until the resulting product has been completed, tested, and made ready for commercial use. Research and development costs expensed were $771,295 and $317,347 for the six months ended June 30, 2022 and 2021, respectively.

Income Taxes

The Company applies ASC 740 Income Taxes (“ASC 740”).  Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions.  A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

At June 30, 2022 and December 31, 2021, the applicable federal and state rates used in calculating the deferred tax provision was 21% and 8.84%, respectively. The difference between the effective tax rate and the stated tax rate is primarily due to a full valuation allowance on the net deferred tax assets.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction and CA state jurisdiction.  The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception.  The Company has filed its tax returns through 2021 and is not currently under examination by any tax authority.

Stock Based Compensation

The Company accounts for stock awards issued under ASC 718, Compensation – Stock Compensation. Under ASC 718, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award. Stock-based compensation is recognized as expense over the employee’s requisite vesting period and over the nonemployee’s period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

Loss per Common Share

We compute net income per share of Class A and Class B common stock using the two-class method. Basic net loss per share is computed using the weighted-average number of shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of shares and the effect of potentially dilutive securities outstanding during the period. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted calculations. Dilutive securities consist of options under the Company’s Equity Incentive Plan (Note 10) and its convertible SAFEs (Note 7).

For the six months ended June 30, 2022 and 2021, the loss per share was $0.19 and $0.20, respectively, based on weighted average shares outstanding of Class A common stock of 6,008,424 and 6,008,424 and Class B common stock of 1,477,461 and 695,261, respectively.

Concentration of Credit Risk

The Company’s financial instruments include cash and cash equivalents.

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily surrounding cash and cash equivalents. The Company limits its exposure to credit risk surrounding cash and cash equivalents by holding excess balances at established financial institutions.

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy.  Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company may maintain balances in excess of the federally insured limits.

Effect of COVID-19 Legislation

On March 27, 2020, the United States enacted the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). The Cares Act includes provisions relating to refundable payroll tax credits, deferment of the employer portion of certain payroll taxes, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. The CARES Act also established a Paycheck Protection Program whereby certain small businesses are eligible for a loan to fund payroll expenses, rent, and related costs.

The Company considered the provisions under the CARES Act and elected to utilize the PPP provisions in addition to the Economic Injury Disaster Loan (EIDL) advance assistance.

New Accounting Standards

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), specifying the accounting for leases, which supersedes the leases requirements in Topic 840, Leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of consolidated financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. Lessors’ accounting is largely unchanged from the previous accounting standard. In addition, Topic 842 expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes several practical expedients. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020 for emerging growth companies, with early adoption permitted. The Company has reviewed the provisions of the new standard, but it is not expected to have a significant impact on the Company at the current time.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been several ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred losses from operations of $1,396,391 and $1,300,494, and has net cash used in operating activities of $1,213,444 and $1,373,435 for the six months ended June 30, 2022 and 2021, respectively. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

During the next 12 months, the Company intends to fund operations through the receipt of federal grant awards in addition to the issuance of debt and/or equity financing, including additional funds received under Regulation A efforts. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned operations, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment are comprised of the following:

	June 30, 2022	December 31, 2021
Automotive equipment	$57,554	$57,554
Machinery and equipment	92,584	92,584
Total property and equipment	150,138	150,138
Accumulated depreciation	(38,850)	(25,173)
	$111,288	$124,965

Depreciation expense for the six months ended June 30, 2022 and 2021 was $13,676 and $4,209, respectively.

NOTE 5 – FAIR VALUE MEASUREMENTS

The Company’s SAFEs are measured at fair value on a recurring basis and are classified as level 3 based on the observability of valuation inputs.

The following table presents changes during the six months ended June 30, 2022 and 2021 in Level 3 liabilities measured at fair value on a recurring basis, and the realized losses related to the level 3 liabilities in the Statements of Operations for the six months ended June 30, 2022 and 2021:

SAFE Agreements

	June 30, 2022	June 30, 2021
Balance at beginning of period	$11,764	$11,764
Recognized remeasurement loss	-	-
Recognized extinguishment loss	-	-
Issuances	-	-
Extinguishments	-	-
Balance at end of period	$11,764	$11,764

NOTE 6 – RELATED PARTY TRANSACTIONS

During the period from inception to June 30, 2022, one of the Company’s founders, and his relatives, purchased SAFEs in the total amount of $88,000.

NOTE 7 -DEBT AND LIABILITIES

Simple Agreements for Future Equity (SAFEs)

As of June 30, 2022, the Company had raised a total of $248,000 from the issuance of convertible SAFEs to fund operations.

Under the SAFEs, the funds contributed by the investors convert to shares of preferred stock in a qualified priced preferred stock financing round, at 85% of the preferred round price. During 2020, the Company settled all but $11,764 of the SAFE agreements as a result of its Regulation CF campaign, which was not a qualified priced preferred stock financing round as required under the agreements. Therefore, management accounted for the settlement of such agreements as a debt extinguishment through the issuance of 201,688 Class A Common Stock, valuing the SAFEs immediately prior to extinguishment. This resulted in a loss on extinguishment of $44,352, representing the difference in the fair value and carrying value of the SAFEs as of the extinguishment date.

As of June 30, 2022, there had not been any priced round of preferred stock financing that would trigger a conversion of the SAFE funds to preferred stock. The SAFEs are marked-to-market each reporting period as described in Note 2.

Loan

In April 2020, the Company entered into a loan with an aggregate principal amount of $33,411 pursuant to the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP Loan was evidenced by a promissory note (“Note”). Subject to the terms of the Note, the PPP Loan bore interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, an initial term of two years, and unsecured and guaranteed by the Small Business Administration. The Company applied to the Lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the applicable period beginning after the Notes inception, calculated in accordance with the terms of the CARES Act. The Company’s Note was forgiven in full. The forgiveness of such was netted against the related labor costs the forgiveness related to.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with, and does not know of any, pending or threatened litigation against the Company or any of its officers.

NOTE 9 – STOCKHOLDERS’ EQUITY

Common Stock

The Company has authorized the issuance of 11,000,000 shares of common stock consisting of 8,000,000 Class A Common Stock and 3,000,000 of Class B Common Stock with a par value of $0.00001. Class B Common Stock does not have voting rights while Class A carries one-to-one voting rights. At the discretion of the Board of Directors, the Company issues non-qualified incentive stock options to key employees (see Note 10).

During the six months ended June 30, 2021, the Company sold 763,384 Class B common stock shares through a Regulation A offering for gross proceeds of $3,564,995. Of these funds, $616,675 represents a stock subscription receivable as of June 30, 2021.

During the six months ended June 30, 2022, the Company sold 47,331 Class B common stock shares through a Regulation CF offering for gross proceeds of $798,602. Of these funds, $237,131 represents a subscription receivable as of June 30, 2022.

During the six months ended June 30, 2022, the Company incurred offering fees of $228,690 in connection with the offering described above.

NOTE 10 – STOCK-BASED COMPENSATION

The Company adopted its 2020 Equity Incentive Plan (the “2020 Plan”) during 2020. The 2020 Plan enables the Board of Directors to utilize various forms of equity awards as defined by the 2020 Plan, including stock options and restricted stock purchase awards, as and when they deem appropriate. A total of 700,000 shares of Class A Common Stock have been authorized for issuance under the 2020 Plan.

As of June 30, 2022, the Company granted 392,254 shares under the Plan. Stock option activity under the 2020 Plan during the six months ended June 30, 2022 is as follows:

	Number of Shares	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Term (years)
Outstanding at December 31, 2021	392,254	$2.36	8.7
Granted	-	-
Cancelled	-	-
Exercised	-	-
Outstanding at June 30, 2022	392,254	$2.36	8.1

Exercisable at June 30, 2022	241,100	$2.17	7.9

Vested or expected to vest at
June 30, 2022	392,254	$2.36	8.1 years

The intrinsic value of vested options at June 30, 2022 is $624,506. The unrecognized compensation expense associated with outstanding stock options at June 30, 2022 is approximately $130,000, and is expected to be recognized over a weighted average period of 2.1 years.

Stock-based compensation expense recognized under ASC 718 for the six months ended June 30, 2022 and 2021 was $49,000 and $19,000, respectively, and is included in general and administrative expense in the accompanying statements of operations. The estimation of fair value of all options granted by the Company is computed based on the Black-Scholes option pricing model with the following weighted-average assumption:

2022
Average risk-free rate	0.33%
Expected volatility	40%
Expected life	6years
Dividend yield	-

The Company recognizes stock option forfeitures as they occur. The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company’s stock options. The expected term of stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options. Simplified method was used by the Company due to insufficient historical data. The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company’s common stock. The dividend yield assumption for options granted is based on the Company’s history and expectation of dividend payouts.

NOTE 11 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after June 30, 2022 through September 30, 2022 the date these financial statements were available to be issued. There have been no other events or transactions during this time which would have a material effect on these financial statements.